Exhibit 99.2

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

GOLD FIELDS HOLDS 2024 AGM

Johannesburg, 31 May 2024: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) yesterday held its 2023 Annual General Meeting (AGM) at its offices in Johannesburg as well as virtually. All the resolutions were approved by the requisite majority. The detailed voting outcome is recorded in the SENS release at:
https://www.profiledata.co.za/JSE_SENS_PDF/history/2024/05/30/SENS_20240530_S490183.pdf

The Chairperson of the Gold Fields Board of Directors, Yunus Suleman, and the Chairperson of the Social, Ethics and Transformation (SET) Committee of the Board, Jacqueline McGill, presented at the AGM. Their speeches follow below.

GFL 2024 AGM SPEECH – CHAIR YUNUS SULEMAN

Dear shareholders, stakeholders and Gold Fields colleagues

It is a privilege to address you today, to reflect on a year that has been marked by both challenges and achievements, as well as meaningful progress in several key areas.

Safety

As we reiterate consistently, the health and safety of our people is our number one value. Tragically, we again fell short of our commitment to guarantee the safety of our people. During 2023, we reported two fatalities at our Tarkwa mine in Ghana. Furthermore, a contract worker for the Gold Fields Ghana Foundation was fatally injured at one of its projects, also in Tarkwa.

Our safety performance into 2024 continues to be deeply concerning as we have reported two fatalities year to date – the first at South Deep in January and, more recently at St Ives in late April. There have also been two serious injuries in the year to date, in addition to the six from last year.

Investor Enquiries

Jongisa Magagula
Tel +27 11 562 9775
Mobile +27 67 419 9503
Email Jongisa.Magagula@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), MJ Fraser ** (Chief Executive Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, CAT Smit

South African unless stated, ^Australian, †British, @Chilean, #Ghanaian, ** Executive Director

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

1

2 On behalf of the Board, I once again extend our deepest condolences to the families and friends of our deceased colleagues. Could I ask that we observe a moment’s silence as we remember them. Thank you. We firmly believe that a fatality-free mining business is not only possible, but is essential, and our commitment to eliminating serious injuries and fatalities remains steadfast. Supported by the Board, the Group’s management team has this year initiated a comprehensive, independent review of our safety processes, standards, and systems. That work is nearly complete, and we will collaborate with management to assess the findings of this review and implement the recommendations as soon as possible. Achievements When looking back at 2023 and the year to date, one of the key highlights has been the company’s share price performance. In 2023, Gold Fields was ranked first in the Sunday Times Top 100 Companies awards. We were the top performer among JSE-listed companies, delivering total returns of almost 670% between September 2018 and August 2023, assuming all dividends paid over the period were reinvested. The Board believes this award recognises the Company’s sound operational, financial and sustainability performance. Since then, the share price has continued to improve, to a large extent underpinned by the strong gold price. As at Tuesday’s closing trade, the Gold Fields share price had improved by a further 7% on the JSE and by 11% on the NYSE since the beginning of this year. Other achievements of which the Company can be rightly proud of are its continued leadership in the Dow Jones Sustainability Index, its industry-leading reporting against the Global Industry Standard on Tailings Management as well as its top rating in the CDP Water rankings. Leadership Several critical leadership changes have happened at Gold Fields over the past year. On 1 January 2024, after an extensive global search, Mike Fraser was appointed to the role of CEO. He took over from Martin Preece, who was Interim CEO during 2023, and who, as the new Chief Operating Officer, will focus on the delivery of safe, reliable, and cost-effective production

3 from our assets. The Board thanks Martin again for stepping in at such a crucial time for the business. The Board is making good progress in its search for a permanent Chief Financial Officer to replace Paul Schmidt, who retired at the end of April. We will provide further details on this in the months to follow. Other appointments to the executive team over the past few months have ensured that we have a global leadership team in place that is equipped to lead Gold Fields and successfully implement its strategy. In the coming years we are looking at not only further optimising our existing mines, but also growing our resource base by looking at growth options in our existing and other top tier jurisdictions. In addition to our focus on near-mine and district exploration, we will pursue greenfields exploration, development projects, bolt-on acquisitions, as well as strategic JV partnerships, such as the ones we have entered with Osisko Mining at Windfall and AngloGold Ashanti at Tarkwa/Iduapriem. ESG Gold Fields is committed to building on its leading commitment to ESG, in line with our Strategic Pillar 2. We do this by making progress across the six priority areas of our ESG Charter. We remain firmly of the view that aside from the wider societal value these investments and initiatives provide, they also have a direct and positive impact on the performance of our mines. Successfully managing ESG is therefore intrinsic to Gold Fields’ long-term success and, as a responsible corporate citizen, we have a critical role to play in addressing some of these key challenges facing society at large. The commitment to reducing our carbon emissions by investing in renewables projects is a case in point. The projects can be capital intensive, but the Board reviews their financial parameters, and we believe that these projects deliver both bottom-line improvements as well as broader strategic and operational benefits - improving our cost effectiveness, ensuring energy reliability, mitigating long-term security of supply risk and, of course, reducing our impact on the environment.

4 Thanks to our new solar plants at South Deep and Gruyere, we derived 17% of our electricity from renewable sources in 2023. We expect that this will continue to improve. In February 2024, the Board approved the construction of a US$195m renewable power project at St Ives, which is set to generate up to 73% of the mine’s electricity requirements and will support the long-term growth and sustainability of this cornerstone asset. Construction of the plant has commenced. Similarly, investment in our host communities is critical to ensuring our social licence to operate. Mines cannot be an island in a sea of unemployment and poverty. This is why Gold Fields seeks to create enduring value for its host communities – our most critical stakeholders being those who are directly impacted by our activities. When it comes to diversity, another of Gold Fields’ ESG priority areas, we are pleased to see that Gold Fields is making good progress on the journey to achieve 30% female representation by 2030. By the end of last year, 25% of our workforce were women and Gold Fields’ focus on building safe and respectful workplaces is key to the achievement of our 2030 target. We are also seeking to raise the number of female directors on the Board and diversity is therefore a critical criterion in our process of selecting future non-executive directors to join the board. Guidance Turning to the production performance of the Company, as reported in our Q1 2024 operational update, three of our mines were severely impacted by extreme weather events in Q1 of this year. Production volumes for 2024 are therefore expected to be weighted towards the second half of the year as each of our operations continue to focus on safe, reliable, and sustainable production. Salares Norte Over the next few years, Salares Norte will be a meaningful contributor to Group production levels with one of the lowest cost profiles in the industry. The Board wants to congratulate the team in Chile for producing first gold in late March 2024. Focus is now firmly on successful ramp up of the operation. We applaud the efforts of our team

5 and the many business partners who are working so diligently to deliver this project at 4,500m+ above sea level, with extremely cold winters and in one of the driest deserts in the world. As this is topical, I want to stress that Salares Norte continues to work in collaboration with the regulator and independent environmental experts in carrying out the capture and relocation plan for the chinchillas. It is often forgotten that Gold Fields’ research on the Chinchilla species over the past decade has already contributed significantly to their conservation and care and informs the current relocation plan. Thank you In closing, I would like to express my sincere gratitude to my fellow directors, many of whom have been on the Board with me for several years. I also want to thank the people of Gold Fields. We have faced some significant challenges, particularly when it comes to ensuring the safety and wellbeing of our people, but I take comfort in the capability and commitment of the teams we have in place at our mines and in our offices. I thank the 23,000-plus employees and contractors of Gold Fields for ensuring we continue to create enduring value for all our stakeholders. GFL 2024 AGM SPEECH – SET CHAIR JACQUELINE MCGILL Dear Gold Fields shareholders, stakeholders, and colleagues It’s a great pleasure to provide you with an overview of the Social, Ethics and Transformation Committee’s work during 2023 and in the year to date. I want to start by echoing Yunus’s commitment to the safety and wellbeing of our people and in expressing my heartfelt condolences to the families, friends, and colleagues of the five team members who have lost their lives at work, since January last year. This remains a dark cloud over the company, and we absolutely must do better. The Board is deeply committed to ensuring Management takes the appropriate actions to ensure the safety and wellbeing of all our people.

6 Our commitment to safety and wellbeing of our people extends to their psychological safety and mental wellbeing. These issues were brought into sharp focus last year, with the concerning findings raised by the independent Elizabeth Broderick & Co (or EB&Co) Respectful Workplace review. The review provided detailed insights into the experiences of our people across the business, and I want to thank our people again for their courage and honesty in providing us with such frank feedback. Since the release of the report, Gold Fields’ management has introduced new policies and practices and is in the process of addressing 21 recommendations made by EB & Co as well as three internal recommendations, the details of which are in the Report to Stakeholders. The SET Committee is overseeing management’s progress in implementing the recommendations of the review, and we monitor this progress each quarter. In addition, we have committed to a follow-up review in the near future, which will allow us to ascertain whether we have succeeded in positively changing our workplace culture and behaviours. Our focus on building safe and respectful workplaces is key to creating a diverse and inclusive workforce. We are pleased to see our female representation improve in the Company with women now comprising 25% of our employees, half of which work in core mining roles, bringing us closer to our 2030 target of 30% female representation. While this falls well short of the community demographics, I appreciate management’s efforts to increase female participation through its recruitment, development, and retention strategies. This work is essential if women are going to participate equally in the value created by Gold Fields. The company’s culture transformation journey, the Gold Fields Way, which was launched last year, reflects its dedication to fostering a workplace characterised by care, respect, and inclusivity. Management is focused on translating this work into concrete actions that foster a positive workplace culture felt by all our people and stakeholders. The SET Committee also oversees the work by Gold Fields in implementing its stakeholder strategies and policy - which was updated and approved by the Board last year. At the heart of this is how we engage with our stakeholders to understand their needs and expectations, how we share value with them and how we uphold and respect their human rights.

GOLD FIELDS
MEDIA RELEASE

We know that our mining activities have the potential to impact our people and members of our host communities and we therefore strive to understand, mitigate, and manage this risk. We do so in full alignment with our Human Rights Policy Statement, which commits us to upholding fundamental human rights and freedoms of our stakeholders.
During 2023, the focus of our human rights work was the evaluation and implementation of the key findings of the Respectful Workplace survey, upholding the rights of Indigenous Peoples at our Australian and Chilean operations, and oversight of management's approach to managing the risks presented by illegal, artisanal, and small-scale mining.

In terms of social value over the past decade, Gold Fields has built strong relationships and dialogue with its host communities and distributes a large share of the value it creates to these critical stakeholders.

During 2023, the value creation for our host communities exceeded US$1bn, driven by focused host community employment, procurement, and social investments. This is a third of the financial value Gold Fields distributed to its various stakeholders during the year. Pleasingly, since 2016, we have created over US$6.3bn in value for the estimated 750,000 people living in these communities. In many cases, this value will endure well beyond what we currently know to be the life of those assets.

The benefits to host governments of our operations are also well demonstrated. In 2023, Gold Fields paid US$540m in taxes, royalties, and dividends and over 95% of our procurement spend stays in-country. Furthermore, the company's emphasis on ongoing and transparent dialogue with government, enables us to inform policy development and address areas of disagreement.

All the issues I have touched upon in my brief remarks are discussed in detail in the Company's annual Report to Stakeholders. The report provides a transparent overview of our continued engagement with and value creation for our stakeholders, but also outlines the challenges we face. I encourage you all to read it.

I would like to thank my fellow directors on the SET Committee for their valuable support and expertise in helping me oversee the stakeholder-centric work carried out by Gold Fields. I know the People of Gold Fields, led by our CEO Mike Fraser and the team, are absolutely committed to ensuring that all stakeholders are treated respectfully and participate fairly in the value created by the company.

Our Purpose
Creating enduring value beyond mining
safety integrity respect responsibility innovation collaborative delivery
7

8 About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. We have total attributable annual gold-equivalent production of 2.30Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd